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                                                                   EXHIBIT 99.1


                             MATERIAL CHANGE REPORT

1.   NAME AND ADDRESS OF REPORTING ISSUER:

     Canadian Superior Energy Inc.
     3300, 400 3rd Avenue S.W.
     Calgary, Alberta T2P 4H2


2.   DATE OF MATERIAL CHANGE:

     December 6, 2004


3.   NEWS RELEASE:

     A press release disclosing the nature and substance of the material change was issued by the Toronto Stock Exchange on December 6, 2004.


4.   SUMMARY OF MATERIAL CHANGE:

     The Toronto Stock Exchange is reviewing the common shares of the issuer with respect to meeting the requirements for continued listing.


5.   FULL DESCRIPTION OF MATERIAL CHANGE:

     The Toronto Stock Exchange is reviewing the common shares of Canadian Superior Energy Inc. (symbol: SNG) with respect to meeting the requirements for continued listing. The Company is being reviewed on an expedited basis.


6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

     Not Applicable


7.   OMITTED INFORMATION:

     Not Applicable


8.   EXECUTIVE OFFICER:

     Ross A. Jones, Chief Financial Officer
     Canadian Superior Energy Inc.
     3300, 400 - 3rd Avenue S.W.
     Calgary, Alberta T2P 4H2
     Phone: (403) 294-1411
     Fax:   (403) 216-2374

     DATED December 8, 2004, at the City of Calgary, in the Province of Alberta.


                                          CANADIAN SUPERIOR ENERGY INC.

                                          By: ROSS A. JONES
                                              ----------------------------
                                              Ross A. Jones
                                              Chief Financial Officer